Branch 18
811-00816

04044404

MUTUAL FUNDS INC

American Century
Investments

40-33

RECEIVED
SEP 24 2004
SEC MAIL PROCESSING SECTION
WASH. D.C. 185

September 22, 2004

VIA FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: American Century Investment Management, Inc. ("ACIM")

Ladies and Gentlemen:

Accompanying this letter for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the following document:

ACIM's Answer to Plaintiff's Second Amended Complaint

Please acknowledge receipt of this filing by file-stamping the enclosed extra copy of this letter and returning it to me in the envelope provided. Please call me at (816) 340-4047 if you have any questions or concerns regarding this filing.

PROCESSED
OCT 01 2004
THOMSON
FINANCIAL

Very truly yours,

Jennie Clarke

Jennie Clarke
Vice President and
Assistant General Counsel
American Century Services Corporation

MVC:gd

SH-STA-37390 0402

IN THE UNITED STATES DISTRICT COURT
FOR THE WESTERN DISTRICT OF MISSOURI
CENTRAL DIVISION

ROBERT L. BAKER, et al.,	)	
	)	
Plaintiffs,	)	
	)	
v.	)	Case No. 04-4039-CV-C-ODS
	)	
AMERICAN CENTURY INVESTMENT MANAGEMENT, INC., et al.,	)	
	)	
Defendants.	)	

DEFENDANTS' ANSWER TO PLAINTIFFS' SECOND AMENDED COMPLAINT

Defendants American Century Investment Management, Inc. ("ACIM") and American Century Investment Services, Inc. ("ACIS") (collectively "the American Century Defendants"), answer Plaintiffs' Second Amended Complaint ("Complaint") as follows:

First Defense

1. Answering Paragraph 1 of the Complaint, admit that Plaintiffs purport to bring this action as a derivative action on behalf of the Funds[1] under Sections 36(b) and 12(b) of the Investment Company Act of 1940, 15 U.S.C. §§ 80a-35(b) and 80a-12(b), but deny that Plaintiffs have any claim under those sections.

2. Admit the averments in Paragraph 2 of the Complaint.

[1] For purposes of this Answer to Plaintiffs' Complaint only, the American Century Defendants adopt Plaintiffs' definition of "Funds" as set out in Paragraph 1 of the Complaint.

3. Admit the averments in Paragraph 3 of the Complaint, except deny that venue is proper in the Central Division of this District.

4. Deny the averments in Paragraph 4 of the Complaint.

5. Deny the averments in Paragraph 5 of the Complaint.

6. Deny the averments in Paragraph 6 of the Complaint.

7. Deny the averments in Paragraph 7 of the Complaint.

8. Deny the averments in Paragraph 8 of the Complaint.

9. Deny the averments in Paragraph 9 of the Complaint, except admit that Defendants charge distribution fees for marketing, selling, and distributing mutual fund shares to new shareholders pursuant to distribution plans that Defendants have adopted with respect to the Funds pursuant to Rule 12b-1, 17 C.F.R. § 270.12b-1.

10. Answering Paragraph 10 of the Complaint, Defendants reserve all rights to challenge Plaintiffs' statements of legal conclusions and opinions and deny that Plaintiffs have completely or accurately characterized the legal conclusions applicable to this case, and deny the averments therein to the extent they are factual, except admit that Congress enacted the Investment Company Act of 1940 in 1940.

11. Admit that a portion of Section 36(b) is quoted in Paragraph 11 of the Complaint and deny any remaining averments.

12. Deny the averments in Paragraph 12 of the Complaint.

13. Deny the averments in Paragraph 13 of the Complaint.

14. Deny the averments in Paragraph 14 of the Complaint.

15. Answering Paragraph 15 of the Complaint, Defendants reserve all rights to challenge Plaintiffs' statements of legal conclusions and opinions and deny that Plaintiffs have completely or accurately characterized the legal conclusions applicable to this case, and deny the averments to the extent that they are factual, except admit that a majority of the Funds' boards are comprised of directors who are not interested persons of the funds (the "Independent Directors") and that they have approved the fees paid to Defendants in a manner meeting all legal requirements.

16. Deny the averments in Paragraph 16 of the Complaint.

17. Answering Paragraph 17 of the Complaint, Defendants reserve all rights to challenge Plaintiffs' statements of legal conclusions and opinions and deny that Plaintiffs have completely or accurately characterized the legal conclusions applicable to this case.

18. Answering Paragraph 18 of the Complaint, Defendants reserve all rights to challenge Plaintiffs' statements of legal conclusions and opinions and deny that Plaintiffs have completely or accurately characterized the legal conclusions applicable to this case, and deny the averments to the extent that they are factual.

19. Deny the averments in Paragraph 19 of the Complaint.

20. The averments contained in Paragraph 20 of the Complaint constitute conclusions of law and Defendants respectfully refer the Court to the rules cited in Paragraph 20

for the exact content and context thereof. To the extent that the averments constitute factual matters, Defendants deny those averments, except admit that certain classes of certain Funds have adopted Rule 12b-1 Distribution Plans.

21. Deny the averments in Paragraph 21 of the Complaint.

22. Deny the averments in Paragraph 22 of the Complaint.

23. Deny the averments in Paragraph 23 of the Complaint.

24. Deny the averments in Paragraph 24 of the Complaint.

25. Deny the averments in Paragraph 25 of the Complaint except admit that the requirements of F.R.C.P. 23.1 do not apply to actions under Section 36(b) of the ICA.

26. Admit that Plaintiffs do not seek the relief described in Paragraph 26.

27. Deny knowledge or information sufficient to form a belief as to the truth of the averments in Paragraph 27 of the Complaint.

28. Deny knowledge or information sufficient to form a belief as to the truth of the averments in Paragraph 28 of the Complaint.

29. Deny knowledge or information sufficient to form a belief as to the truth of the averments in Paragraph 29 of the Complaint.

30. Deny knowledge or information sufficient to form a belief as to the truth of the averments in Paragraph 30 of the Complaint.

31. Deny knowledge or information sufficient to form a belief as to the truth of the averments in Paragraph 31 of the Complaint.

32. Deny knowledge or information sufficient to form a belief as to the truth of the averments in Paragraph 32 of the Complaint.

33. Deny knowledge or information sufficient to form a belief as to the truth of the averments in Paragraph 33 of the Complaint.

34. Admit the averments in Paragraph 34 of the Complaint.

35. Admit the averments in Paragraph 35 of the Complaint.

36. Deny the averments in Paragraph 36 of the Complaint, except admit that ACIS is the distributor and principal underwriter of the Funds, and is registered as a broker-dealer under the laws of Missouri.

37. The averments in Paragraph 37 of the Complaint constitute conclusions of law. Defendants respectfully refer the Court to the case described in Paragraph 37 for the exact content and context thereof. Defendants reserve all rights to challenge Plaintiffs' statements of legal conclusions and opinions and deny that Plaintiffs have completely or accurately characterized the legal conclusions applicable to this case.

38. Deny the averments in Paragraph 38 of the Complaint.

39. Deny the averments in Paragraph 39 of the Complaint.

40. Deny the averments in Paragraph 40 of the Complaint.

41. Deny the averments in Paragraph 41 of the Complaint.

42. Deny the averments in Paragraph 42 of the Complaint.

43. Deny the averments in Paragraph 43 of the Complaint.

44. Deny the averments in Paragraph 44 of the Complaint.

45. Deny the averments in Paragraph 45 of the Complaint.

46. Deny the averments in Paragraph 46 of the Complaint.

47. Deny the averments in Paragraph 47 of the Complaint.

48. Deny the averments in Paragraph 48 of the Complaint.

49. Deny the averments in Paragraph 49 of the Complaint.

50. Deny the averments in Paragraph 50 of the Complaint.

51. Deny the averments in Paragraph 51 of the Complaint.

52. Deny knowledge or information sufficient to form a belief as to the truth of the averments in Paragraph 52 of the Complaint.

53. Deny the averments in Paragraph 53 of the Complaint.

54. Admit the averments in Paragraph 54 of the Complaint.

55. Admit the averments in Paragraph 55 of the Complaint.

56. Admit the averments in Paragraph 56 of the Complaint.

57. Deny the averments in Paragraph 57 of the Complaint.

58. Deny the averments in Paragraph 58 of the Complaint.

59. Deny the averments in Paragraph 59 of the Complaint.

60. Deny the averments in Paragraph 60 of the Complaint.

61. Deny the averments in Paragraph 61 of the Complaint.

62. Deny the averments in Paragraph 62 of the Complaint.

63. Deny the averments in Paragraph 63 of the Complaint.

64. Deny the averments in Paragraph 64 of the Complaint and respectfully refer the Court to the statute and case described in Paragraph 64 for the exact content and context thereof.

65. Deny the averments in Paragraph 65 of the Complaint.

66. Deny the averments in Paragraph 66 of the Complaint.

67. Deny knowledge or information sufficient to form a basis as to the truth of the averments in Paragraph 67 of the Complaint.

68. Deny the averments in Paragraph 68 of the Complaint.

69. Deny the averments in Paragraph 69 of the Complaint.

70. Deny the averments in Paragraph 70 of the Complaint.

71. Repeat and reallege the foregoing responses to Paragraphs 1 through 70 of the Complaint.

72. Deny the averments in Paragraph 72 of the Complaint.

73. Deny the averments in Paragraph 73 of the Complaint.

74. Admit that Plaintiffs seek the relief described therein, but deny that Plaintiffs are entitled to such relief.

75. Repeat and re-allege the foregoing responses to Paragraphs 1 through 74 of the Complaint.

76. Deny the averments in Paragraph 76 of the Complaint.

77. Deny the averments in Paragraph 77 of the Complaint.

78. Admit that Plaintiffs seek the relief described therein, but deny that Plaintiffs are entitled to such relief.

79. Repeat and re-allege the foregoing responses to Paragraph 1 through 78 of the Complaint.

80. Deny the averments in Paragraph 80 of the Complaint.

81. Deny the averments in Paragraph 81 of the Complaint.

82. Admit that Plaintiffs seek the relief described therein, but deny that Plaintiffs are entitled to such relief.

83. Repeat and re-allege the foregoing responses to Paragraph 1 through 82 of the Complaint.

84. Deny knowledge or information sufficient to form a belief as to the truth of the averments in Paragraph 84 of the Complaint.

85. Deny the averments in Paragraph 85 of the Complaint.

86. Deny the averments in Paragraph 86 of the Complaint.

87. Admit that Plaintiffs seek the relief described therein, but deny that Plaintiffs are entitled to such relief.

88. Deny each and every averment in the Complaint to the extent not specifically admitted herein.

AFFIRMATIVE DEFENSES

Defendants assert the following affirmative defenses:

Second Defense

The Complaint fails to state a claim upon which relief can be granted.

Third Defense

Plaintiffs' claims are barred in whole or in part by the applicable statute of limitations.

Fourth Defense

The claims of Plaintiffs are barred in whole or in part by the doctrines of laches, waiver, estoppel, unclean hands, and/or ratification.

Fifth Defense

Plaintiffs have not suffered any losses or damages from their investments in the Funds.

Sixth Defense

Any injury sustained by Plaintiffs on behalf of the Funds was not directly or proximately caused by the alleged breach of fiduciary duty as set forth in the Complaint.

Seventh Defense

At the time Plaintiffs first became shareholders of the Funds, they were or should have been aware that an Advisory Fee Schedule and Distribution Plan equal to or greater than that now in effect had been approved by a majority of the Board of Directors of the Funds. Plaintiffs were fully informed of all material facts concerning investing in the Funds, including the level and calculation of the Fund advisers' compensation and the distribution plan, and knowingly entered into the investment. On this basis, Plaintiffs are estopped and precluded from maintaining this action on behalf of the Funds.

Eighth Defense

The American Century Defendants acted at all times and in all respects in good faith and with due care.

Ninth Defense

The Independent Directors of the Funds exercised good faith business judgment in approving the management agreements and distribution plans in effect at the time Plaintiffs became shareholders, in subsequently approving renewals of the management agreements and distribution plans containing the advisory fee schedule currently in effect.

Tenth Defense

Some or all of the Plaintiffs lack standing to bring the claims asserted in the Complaint.

Eleventh Defense

Plaintiffs are not entitled to a trial by jury.

Twelfth Defense

Defendants hereby give notice that they intend to rely upon such other and further defenses as may become available or apparent during pre-trial proceedings in this case and hereby reserve all rights to assert such defenses.

Respectfully submitted,

ROUSE HENDRICKS GERMAN MAY PC

By /s/ Daniel E Blegen

Randall E. Hendricks MO #24832
Daniel E. Blegen MO #47276
One Petticoat Lane Building
1010 Walnut Street, Suite 400
Kansas City, MO 64106
Tele: (816) 471-7700
Fax: (816) 471-2221

CLIFFORD CHANCE US LLP
James N. Benedict
Mark Holland
Mary K. Dulka
Sanny B. Hua
31 W. 52nd Street
New York, NY 10019
Tele: (212) 878-8000
Fax: (212) 878-8375

ATTORNEYS FOR DEFENDANTS AMERICAN CENTURY INVESTMENT MANAGEMENT, INC., AND AMERICAN CENTURY INVESTMENT SERVICES, INC.

CERTIFICATE OF SERVICE

I hereby certify that a copy of the above and foregoing document was filed electronically with the above-captioned court, with notice of case activity generated and sent electronically by the Clerk of said court (with a copy to be mailed via regular U.S. mail to any individuals who do not receive electronic notice from the Clerk) this 20th day of September, 2004, to:

Wm. Dirk Vandever, Esq.
Dennis Egan, Esq.
The Popham Law Firm, P.C.
323 W. 8th Street, Suite 200
Kansas City, MO 64105

Guy M. Burns, Esq.
Jonathan S. Coleman, Esq.
Becky Ferrell-Anton, Esq.
Johnson, Pope, Bokor, Ruppel & Burns, LLP
100 North Tampa Street, Suite 1800
Tampa, FL 33602

Michael J. Brickman, Esq.
James C. Bradley, Esq.
Nina H. Fields, Esq.
Patrick Richardson, Esq.
Westbrook & Brickman LLC
174 East Bay Street
Charleston, SC 29401

Gene P. Graham, Jr.
Steven W. White
White Allinder Graham & Buckley, LLC
Hidden Creek Law Bldg
14801 E. 42nd Street
Indep., MO 64055

/s/ Daniel E. Blegen
Attorney for Defendants